UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12b-25

                   NOTIFICATION OF LATE FILING




(Check One): ( ) Form 10-K  ( ) Form 20-F   ( ) Form 11-K    (X) Form 10-Q
( ) Form N-SAR

                 For Period Ended: September 30, 1998
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:

   Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - Registrant Information

                     First Chesapeake Financial Corporation
                    ----------------------------------------
                            Full Name of Registrant

                                12 E. Oregon Ave.
          -----------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                             Philadelphia, PA 19148
                         ----------------------------
                            City, State and Zip Code

PART II- Rules 12b-25 (b) and (c)

[If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)]



[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed):

The Company was essentially inactive since its closure in late 1997. As detailed in the Company's Form 8-K filing of August 6, 1998: "In December, 1997, the Company's former management resigned and the Company's Richmond, VA offices were closed. At that time, the Company retained interim management to oversee the move of the office and cessation of the Company's former activities. Since January 1, 1998, four new members were elected to the Board of Directors and several steps were taken to revitalize the company.

As reported in the Form 8-K filing dated August 11, 1998: "The Board of Directors elected to engage the accounting firm of B.D.O. Seidman to prepare the
SEC 10-K and annual report for the period ending December 31, 1997... . The
Board of Directors has instructed the Officers to perform all steps required to re-establish compliance with SEC and other regulatory requirements."

Given these delays in completing the Form 10-K for the year ended December 31, 1997, at the present time it is not possible for the new management to adequately review and file such subsequent reports without unreasonable effort or expense.

The Company and its auditors have taken several steps to return to compliance, and expect to have all filings current by the end of November, 1998.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Mark E. Glatz                215               755-5691
-----------------       ------------     -------------------
   (Name)               (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [ ] Yes [x]No

The Company's Form 10-K for the period ending on December 31, 1997, as well as the Company's 10-Q quarterly reports for the periods ending March 31, 1998 and June 30, 1998 have not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [ ] Yes [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     First Chesapeake Financial Corporation
                    ---------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.

Date: November 17, 1998        By:  /s/ Mark Mendelson
                                  -------------------------------
                                        Mark Mendelson
                                        Chief Executive Officer

                               By: /s/ Richard N. Chakejian, Jr.
                                 --------------------------------
                                       Richard N. Chakejian, Jr.
                                       President

                               By: /s/ Mark E. Glatz
                                ---------------------------------
                                       Mark E. Glatz
                                       Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                     GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.